UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A
(Amendment No. 11)*

Under the Securities Exchange Act of 1934

MAGAL SECURITY SYSTEMS LTD.
(Name of Issuer)

Ordinary Shares, par value NIS 1.00 per share
(Title of Class of Securities)

M6786D 10 4
(CUSIP Number)

Steven J. Glusband
Carter Ledyard & Milburn LLP
2 Wall Street, New York, New York 10005
(212) 732-3200
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

June 15, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format will include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page will be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page will not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but will be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M6786D 10 4
1	NAME OF REPORTING PERSON: Mr. Nathan Kirsh I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not Applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:(a)☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: PF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Swaziland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER: 0 SHARED VOTING POWER: 5,981,597 Ordinary Shares* SOLE DISPOSITIVE POWER: 0 SHARED DISPOSITIVE POWER: 5,981,597 Ordinary Shares*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 5,981,597 Ordinary Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 37.26%
14	TYPE OF REPORTING PERSON: IN

______________________
*  The Eurona Foundation is a Liechtenstein trust controlled by Nathan Kirsh, who is also the trustee of such entity.  The Eurona Foundation holds 100% of the shares of Ki Corporation Limited.  Ki Corporation Limited directly holds 5,981,597 ordinary shares of the Issuer, including 592,738 shares previously transferred to it by Mira Mag Inc., a company organized under the laws of Liberia, which transfer was inadvertently not reported, and 854,034 shares transferred on June 15, 2012, which transfer is the subject of this amendment.  Accordingly, Mr. Kirsh may be deemed to have the sole voting and dispositive power as to the 5,981,597 ordinary shares of the Issuer held by Ki Corporation Limited.

CUSIP No. M6786D 10 4
1	NAME OF REPORTING PERSON: The Eurona Foundation I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not Applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:(a)☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Liechtenstein
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER: 0 SHARED VOTING POWER: 5,981,597 Ordinary Shares* SOLE DISPOSITIVE POWER: 0 SHARED DISPOSITIVE POWER: 5,981,597 Ordinary Shares*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 5,981,597 Ordinary Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 37.26%
14	TYPE OF REPORTING PERSON: OO

______________________
* The Eurona Foundation is a Liechtenstein trust controlled by Nathan Kirsh, who is also the trustee of such entity.  The Eurona Foundation holds 100% of the shares of Ki Corporation Limited.  Ki Corporation Limited directly holds 5,981,597 ordinary shares of the Issuer, including 592,738 shares previously transferred to it by Mira Mag Inc., a company organized under the laws of Liberia, which transfer was inadvertently not reported, and 854,034 shares transferred on June 15, 2012, which transfer is the subject of this amendment.  Accordingly, Mr. Kirsh may be deemed to have the sole voting and dispositive power as to the 5,981,597 ordinary shares of the Issuer held by Ki Corporation Limited.

CUSIP No. M6786D 10 4
1	NAME OF REPORTING PERSON: Ki Corporation Limited I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not Applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:(a)☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey, Channel Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER: 0 SHARED VOTING POWER: 5,981,597 Ordinary Shares* SOLE DISPOSITIVE POWER: 0 SHARED DISPOSITIVE POWER: 5,981,597 Ordinary Shares*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 5,981,597 Ordinary Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 37.26%
14	TYPE OF REPORTING PERSON: CO

______________________
* The Eurona Foundation is a Liechtenstein trust controlled by Nathan Kirsh, who is also the trustee of such entity.  The Eurona Foundation holds 100% of the shares of Ki Corporation Limited.  Ki Corporation Limited directly holds 5,981,597 ordinary shares of the Issuer, including 592,738 shares previously transferred to it by Mira Mag Inc., a company organized under the laws of Liberia, which transfer was inadvertently not reported, and 854,034 shares transferred on June 15, 2012, which transfer is the subject of this amendment.  Accordingly, Mr. Kirsh may be deemed to have the sole voting and dispositive power as to the 5,981,597 ordinary shares of the Issuer held by Ki Corporation Limited.

SCHEDULE 13D/A

This Amendment No. 11 is filed by Mr. Nathan Kirsh, The Eurona Foundation (the “Foundation”) and Ki Corporation Limited (“Ki Corporation”) (collectively, the “Reporting Persons”) pursuant to Rule 13d-2 of the Securities Exchange Act of 1934 and amends the initial Statement on Schedule 13D filed by the Reporting Persons on July 24, 2003 as last amended by Amendment No. 10 filed on August 2, 2011 (the initial Schedule 13D and together with the Amendments, the “Statement”).

The Statement relates to the ordinary shares, NIS 1.0 par value (“Ordinary Shares”), of Magal Security Systems, Ltd., an Israeli corporation (the “Issuer”), whose principal executive offices are located at 17 Altalef Street, Yahud Industrial Zone, 56100, Israel.

This Amendment is being filed to report the transfer of 854,034 Ordinary Shares to KI Corporation by Mira Mag Inc., a company organized under the laws of Liberia, and to report that Mira Mag Inc. no longer owns outstanding Ordinary Shares of the Issuer.

Item 4.  Purpose of Transaction.

ITEM 4 OF THIS STATEMENT IS HEREBY AMENDED TO ADD THE FOLLOWING:

On June 15, 2012, 854,034 ordinary shares of the Issuer were transferred to Ki Corporation by Mira Mag Inc., its wholly owned subsidiary.  Following this transfer of ordinary shares, Ki Corporation directly holds 5,981,597 ordinary shares of the Issuer and Mira Mag Inc. no longer holds any ordinary shares of the Issuer.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned hereby certify that the information set forth in this Statement is true, complete and correct.

Date:  June 27, 2012

/s/Nathan Kirsh
Mr. Nathan Kirsh

The Eurona Foundation

/s/Nathan Kirsh

By: Nathan Kirsh
Title: Trustee

Ki Corporation Limited

/s/Nathan Kirsh

By: Nathan Kirsh
Title: Director